Exhibit 99.3

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

May 29, 2012	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OJVG RECEIVES GOVERNMENT APPROVAL FOR ENVIRONMENTAL AND SOCIAL IMPACT ASSESSMENT

♦	Mineral Resource, Reserve and Feasibility Study Update Underway

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), is pleased to announce that it has received the final approval from the Government of Sénégal for its Environmental and Social Impact Assessment (“ESIA”). The approved OJVG ESIA permits future project construction and development to begin. Through the ESIA process, OJVG has established good working relations with Government and Local Communities, who are eager to see the property developed.

The final approval of OJVG’s ESIA (Attestation of Conformance) was issued by the Government of Senegal on May 24th, 2012 following a lengthy and inter-active process. This process started with the first technical review committee meeting held in March 2011and culminated with blanket approval from all local stakeholders during the public audience held on-site in March 2012. OJVG submitted the final ESIA to government in November 2011 and it passed all three levels of review with only very minor amendments being required.

Oromin’s ESIA was completed to a very high standard and conforms to the requirements of the International Finance Corporation (“IFC”) Performance Standards on social and environmental sustainability and to the World Bank Group (“WB”) Environmental, Health, and Safety Guidelines. By conforming to these standards the OJVG project meets the requirements of the Equator Principles, (“EP’s”) a credit risk management framework used by financial institutions as a minimum standard for assessing and managing environmental and social risk in project finance transactions. Projects that meet the IFC and WB standards and conform to the Equator Principles satisfy the requirements of a wider range of Financial Institutions and Development Banks making project finance more easily obtainable.

Chet Idziszek, President and CEO of Oromin Explorations Ltd. stated that: “We are very pleased to receive the Government’s final approval of our ESIA, a major milestone for this Project’s future development. The partners of the OJVG wish to express our gratitude to all of the stakeholders, especially the Government and all of the local communities, for their valuable input throughout this process and ongoing support of our Project.“

Work continues on the 2012 Resource, Reserve and Feasibility Study updates. Geologic modeling is well advanced and now completed for seven of the fourteen deposits that will be included in the mineral resource estimates or updates being carried out by SRK Consulting Ltd. (“SRK”). The Feasibility Study update will incorporate results from 340 additional drill holes at the Golouma, Masato, Kerekounda and Kourouloulou deposits which are subsequent to the 2010 Feasibility Study. The mine design and reserve parameters for these four deposits will be updated to reflect the continued strength in the gold price since Q1 2010. The 2012 Mineral Resource, Reserve and Feasibility Study Updates are expected to demonstrate a substantially improved development scenario for the OJVG Project, which Oromin believes will have a material positive impact on the project’s value (See April 19, 2012 News release).

OJVG’s exploration efforts on the OJVG Gold Project are ongoing including detailed soil geochemical sampling, prospecting and geologic mapping. Positive results from many recently identified prospects, including Goumbati, Goumbati West, Maki Medina East, Torosita, Mamakono South, Masato Northeast, Maleko and Timtimol, are advancing these targets towards either follow up or initial drilling status. Please refer to the appended property map for deposit and prospect locations within the OJVG Concession.

Oromin is continuing to work with its OJVG partners and its financial advisor, RBC Capital Markets, to assess development, financing and strategic alternatives towards maximizing project value, including discussions with various parties that could lead to a potential acquisition of Oromin.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________
Chet Idziszek, President and CEO

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

OJVG Gold Project
Teranga
Gold
Corp.
OJVG
Site Plan
Area
Granite
Dendifa West
N
Volcanics
Maleko
Sekoto
Masato
Northeast
Masato
Deposit
Mamasato
Teranga
OJVG
Kouroundi
Mamakono
South
Timtimol
Niakafiri SE
Deposit
Niakafiri SW
Deposit
Golouma Deposits
Kerekounda
Deposit
Maki Medina
Deposit
Golouma
Northwest
Saboraya
Torosita
Maki
Medina
East
Kourouloulou
Deposit
Bulk Tonnage Deposits
Golouma West
Extension
/ 950 Zone
Golouma
Deposit
Goumbati
Koulouqwinde
Kobokoto
Deposit
Goumbati
West
Koutouniokolla
OJVG Mining Lease 213 sq/km
Randgold
Kinemba
0
2Km
scale bar
Legend
Proposed/existing open pit
Masato style target
Golouma style target
OJVG license
Existing road
Masato style deposit
Golouma style deposit